

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Amro Albanna
Chief Executive Officer
Aditx Therapeutics, Inc.
2569 Wyandotte Street
Suite 101
Mountain View, CA 94043

Re: Aditx Therapeutics, Inc.
Registration Statement on Form S-3
Filed July 2, 2021
Amendment No. 1 to Registration Statement on Form S-3
Filed July 6, 2021
File No. 333-257645

Dear Mr. Albanna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean F. Reid, Esq.